Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of D.R. Horton, Inc. for the registration of its debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts and units, and trust securities and to the incorporation by reference therein of our reports dated December 7, 2005, with respect to the consolidated financial statements of D.R. Horton, Inc., D.R. Horton, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of D.R. Horton, Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Fort Worth, Texas
June 7, 2006